GOLDMAN SACHS & CO. LLC 200 West Street New York, New York 10282	EVERCORE GROUP L.L.C. 55 East 52nd Street New York, New York 10055

November 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E. Washington, DC 20549-6010

Attention: Jeff Kauten

Re:	ESAB Corporation

Registration Statement on Form S-1 ( File No. 333-268325)

Acceleration Request

Requested Date:    Tuesday, November 15, 2022

Requested Time:    4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of ESAB Corporation, a company organized under the Laws of the State of Delaware (the “Registrant”), that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-268325) (the “Registration Statement”) be accelerated so as to permit it to become effective on November 15, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Charlie Black
Name: Charlie Black
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Nathan A. Littlefield
Name: Nathan A. Littlefield
Title: Managing Director

[Signature Page to Acceleration Request]